SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b) *

Genomic Health, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Titles of Classes of Securities)

37244C101 (Common Stock)

(CUSIP Number)

                           December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37244C101		13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tarrant Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER Common Stock 1,910,273
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER Common Stock 1,910,273
WITH	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 1,910,273
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Common Stock 7.8% (1)
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on total outstanding of 24,469,458 shares of Common Stock as of October 31,2005.

Item 1(a).	Name of Issuer:

Genomic Health, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

301 Penobscot Drive Redwood City, CA 94063

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Tarrant Advisors (the “Reporting Person”), a Texas corporation. Additionally, information is included herein with respect to TPG Ventures Professional, L.P. (“Ventures Professional”), TPG Ventures Holdings, L.L.C. (“Ventures Holdings”), TPG Ventures Advisors, L.L.C. (“Ventures Advisors”), TPG Biotech Advisors, L.L.C. (“Biotech Advisors”), TPG Ventures GenPar, L.P. (“Ventures GenPar”), TPG Ventures, L.P. (“Ventures L.P.”), TPG Biotechnology GenPar, L.P. (“Biotech GenPar”), and TPG Biotechnology Partners, L.P. (“Biotech Partners” and, together with Ventures Professional, Ventures Holdings, Ventures Advisors, Biotech Advisors, Ventures GenPar, Ventures L.P. and Biotech GenPar, the “TPG Funds”). The Reporting Person and the TPG Funds are hereinafter collectively referred to as the TPG Entities.

The Reporting Person is the general partner of Ventures Professionals, which in turn is the managing member of Ventures Holdings, which is the sole member of each of Ventures Advisors and Biotech Advisors. Ventures Advisors is the general partner of Ventures GenPar, which is the general partner of Ventures L.P. Biotech Advisors is the general partner of Biotech GenPar, which is the general partner of Biotech Partners.

Items 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the TPG Entities is as follows:
345 California Street, Suite 2600 San Francisco, CA 94104
Items 2(c).	Citizenship:

Texas is the jurisdiction of formation for the Reporting Person. Delaware is the jurisdiction of formation for Ventures Professionals, Ventures Holdings, Ventures Advisors, Biotech Advisors, Ventures GenPar, Ventures L.P., Biotech GenPar and Biotech Partners.

Item 2(d).	Titles of Classes of Securities:

 This Schedule 13G Statement relates to the common stock, par value $0.0001 per share, of the Issuer (“Common Stock”).

Page 3 of 6 Pages

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Stock is 37244C101.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership

Ventures LP and Biotech Partners directly own an aggregate of 1,910,273 shares of Common Stock. Because of the Reporting Person’s position as the sole general partner of Ventures Professionals, which is the managing member of Ventures Holdings, which is the sole member of (i) Ventures Advisors, which is the general partner of Ventures GenPar, which is the general partner of Ventures L.P. (ii) Biotech Advisors, which is the general partner of Biotech GenPar, which is the general partner of Biotech Partners, the Reporting Person has the sole power to vote or direct the vote of and to dispose or direct the disposition of an aggregate of 1,910,273 shares of Common Stock, which represents approximately 7.8% of outstanding shares of Common Stock as of October 31, 2005.

Item 5.	Ownership of Five Percent or Less of a Class.

Page 4 of 6 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of the Reporting Person pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii). The identity of each of the TPG Entities is set forth in Item 2(a) hereof. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the TPG Entities that a “group” within the meaning of Section 13(d)(3) of the Act exists.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

Tarrant Advisors, Inc.

By: /s/ David A. Spuria
Name: David A. Spuria
Title: Vice President

Page 6 of 6 Pages